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                              August 25, 2023

       Bob Loughran
       Chief Financial Officer
       Greenidge Generation Holdings Inc.
       135 Rennell Drive, 3rd Floor
       Fairfield, CT 06890

                                                        Re: Greenidge
Generation Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 31,
2023
                                                            Form 10-Q for the
Period ending March 31, 2023
                                                            Filed May 15, 2023
                                                            File No. 001-40808

       Dear Bob Loughran:

              We have reviewed your August 3, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2023 letter.

       Form 10-K for the Years Ended December 31, 2022 and 2021

       Consolidated Statements of Cash Flows, page F-6

   1. We note your response to prior comment 4, specifically your assertion that you "generally convert the
cryptocurrency earned into U.S. dollars in a relatively short period of time."
                                                        We also note from your
response to prior comment 7 that 1) you receive your
                                                        compensation in the
form of bitcoin the day following the one-day contract and or one day from the date earned,
2) the significant majority of crypto currency received (bitcoin)
                                                        from pool operators is
sold within minutes of receipt and 3) that the remaining bitcoin received from pool
operators is liquidated utilizing a standard bitcoin reference price from the day subsequent to
the date earned. Please address the following:
 Bob Loughran
Greenidge Generation Holdings Inc.
August 25, 2023
Page 2

                Confirm to us and clarify in future filings that all crytocurrency earned is received the day following the one-day contract and or one day from when it is earned;
                For cryptocurrency received from mining not sold within minutes of receipt, confirm the remaining crytocurrency received is sold within one day of receipt and or one day from earned;
                Tell us if you have a set time daily for which the remaining crytocurrency is sold and your average holding period for the periods presented; and
                Confirm that you only receive crytocurrency revenue from your mining pool operations.
Notes to Consolidated Financial Statements
Summary of Significant Accounting Policies, page F-7

2. We note your response to prior comment 9 and your determination of CoinMarketCap as your principal market for valuing your digital assets. As CoinMarketCap is not a market where digital assets can be traded but instead is a website where exchange/trading platform market information is aggregated, its aggregated information cannot be the principal market, or most advantageous market in the absence of a principal market, under
         ASC 820-10-35-5. As CoinMarketCap also separately displays pricing information from individual exchanges/trading platforms, please tell us whether one of the individual exchanges/trading platforms displayed on CoinMarketCap is your principal or most advantageous market. If so revise your disclosure to identify this specific market. If not, revise your accounting and disclosure to identify the single exchange/trading platform that is your principal or most advantageous market for each digital asset you hold or held.
         Regardless, tell us how you identified these single markets for each digital asset as your principal or most advantageous markets and reference the for us the authoritative literature you relied upon to support your position.
       You may contact Dave Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if you
have questions.



FirstName LastNameBob Loughran                                  Sincerely,
Comapany NameGreenidge Generation Holdings Inc.
                                                                Division of
Corporation Finance
August 25, 2023 Page 2                                          Office of
Crypto Assets
FirstName LastName